March 17, 2022 Via Edgar Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C., 20549

Re:	Majestic Ideal Holdings Ltd. (CIK No. 0001897532) Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated March 14, 2022

Dear Mr. Jones, Ms. Clark, Mr. Woody, and Mr. Ingram:

On behalf of our client, Majestic Ideal Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 14, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 18, 2022. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated March 14, 2022 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Michael K.S. CHAN	陳國淳	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Sacha M. CHEONG	文錦明	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Jay C. CHIU	邱志藩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Cover Page

1.

Please disclose prominently on the cover page that you are not a Chinese operating company. Also, disclose that investors may never hold equity interests in the Chinese operating company. In addition, disclose that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the disclosure on “we are not a Chinese operating company …” can be found in paragraph 5 on the prospectus cover page of the Revised Draft Registration Statement.

In addition, the disclosure on “investors may never hold equity interests …” can be found in paragraph 5 on the prospectus cover page of the Revised Draft Registration Statement. The Company respectfully advises the Staff that given the Company’s current organization structure, investors may never hold equity interests in the Chinese operating company directly, but may indirectly through its intermediate companies in BVI and Hong Kong.

Last, the disclosure on “Chinese regulatory authorities could disallow this structure …” can be found in paragraph 5 on the prospectus cover page of the Revised Draft Registration Statement.

2.

We note the risks highlighted on the prospectus cover page and the risks mentioned in the six bullet points in the Risks Related to Doing Business in China section on pages 4-5 of this amendment. Please note that your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. In this regard, we note that prior amendment included thirteen bullet points in the Risks Related to Doing Business in China section.

In response to the Staff’s comment, the referenced disclosure can be found on pages 6, 7 and 8 of the Revised Draft Registration Statement.

Summary of Risk Factors, page 5

3.

We note your response to prior comment 4. Please expand this section to highlight, if applicable, that the Hong Kong legal system embodies uncertainties which could limit the legal protections available to you.

In response to the Staff’s comment, the referenced disclosure can be found in the last bullet point under the subsection titled “Risks Related to Doing Business in China” on page 8 as well as the corresponding changes on page 25 of the Revised Draft Registration Statement.

Please contact Virginia Tam or Clayton Parker of K&L Gates at +852.2230.3535 or 1.305.539.3306, respectively, with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

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